MOEN AND COMPANY
CHARTERED ACCOUNTANTS
Member:
Canadian Institute of Chartered Accountants	Securities Commission Building
Institute of Chartered Accountants of British Columbia	PO Box 10129, Pacific Centre
Institute of Management Accountants (USA) (From 1965)	Suite 1400 - 701 West Georgia Street
Vancouver, British Columbia
Registered with:	Canada V7Y 1C6
Public Company Accounting Oversight Board (USA) (PCAOB)	Telephone: (604) 662-8899
Canadian Public Accountability Board (CPAB)	Fax: (604) 662-8809
Canada - British Columbia Public Practice Licence	Email: moenca@telus.net

Awareness Letter on Unaudited Interim Financial Information

We are independent accountants and we hereby acknowledge awareness of the use in the SB-2 registration statement of Middle Kingdom Resources Ltd., of our report dated January 26, 2005 that applies to the unaudited interim financial statement as of November 30, 2004 and for the period from inception date of June 17, 2004 to November 30, 2004.

Yours very truly,
MOEN AND COMPANY,
 Chartered Accountants

"Moen and Company"
("Signed")
 _____________________
Moen and Company

Vancouver, B.C. Canada
March 7, 2005